December 31, 2022

Mr. Bruce Rosenberg

Treasurer and Principal Financial Officer

SSGA Funds

1 Iron Street

Boston, Massachusetts 02210

RE: SSGA Funds Waiver and Reimbursement Agreement

Dear Mr. Rosenberg:

SSGA Funds Management, Inc. (“SSGA FM”), as investment adviser to each series of SSGA Funds (each a “Fund”), agrees until December 31, 2023:

A.

(i) to waive up to the full amount of the advisory fee payable by a Fund, and/or (ii) to reimburse a Fund to the level of the expense limitation (exclusive of non-recurring account fees, extraordinary expenses, acquired fund fees and expenses and distribution, shareholder servicing and sub-transfer agency fees) as measured on an annualized basis for a Fund in the amounts shown in the following table:

Fund	Expense Limitation
State Street International Stock Selection Fund	0.75%

B.

(i) to waive up to the full amount of the advisory fee payable by a Fund, and/or (ii) to reimburse a Fund to the level of the expense limitation as measured on an annualized basis for a Fund in the amounts shown in the following table:

Fund	Expense Limitation
State Street S&P 500 Index Fund	0.157%

Each of the above stated fee waivers and/or expense reimbursements set forth in Sections (A) and (B) (i) supersedes any prior fee waiver and/or expense reimbursement for the applicable Fund and (ii) may only be terminated during the relevant period with the approval of the Funds’ Board of Trustees. SSGA FM and a Fund Officer are authorized to take such actions as they deem necessary and appropriate to continue each of the above stated waivers and/or expense reimbursements for additional periods, including of one or more years, after the December 31, 2023 expiration date.

***

Additionally, SSGA FM, as Administrator to each Fund in SSGA Funds, agrees to waive 0.01% of its administration fee. This waiver may not be terminated or modified except with the approval of the Funds’ Board of Trustees and shall continue until at least December 31, 2023.

Information Classification: Limited Access

If these arrangements are acceptable to you, please sign below to indicate your acceptance and agreement and return a copy of this letter to me.

Sincerely,

SSGA FUNDS MANAGEMENT, INC.

/s/ Ellen M. Needham
By:
Ellen M. Needham, President

Accepted and Agreed: SSGA FUNDS,
on behalf of the Funds named above

/s/ Bruce Rosenberg
By:
Bruce Rosenberg Treasurer and
Principal Financial Officer

Information Classification: Limited Access